FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2005”, dated 1 February 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 February 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 February 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 February 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 February 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 February 2006.

7.	Press release entitled, “AstraZeneca Decides to Withdraw Exanta™ Patients must not stop taking their tablets without speaking to their doctor”, dated 14 February 2006.

8.	Press release entitled, “AstraZeneca Files Notice Of Appeal For Patent Infringement On Toprol-XL®”, dated 16 February 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 February 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 February 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 February 2006.

12.	Press release entitled, “Publication of Annual Report”, dated 28 February 2006.

13.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329 Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 February 2006.

14.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 February 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 March 2006	By:	/s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item I

AstraZeneca Fourth Quarter and Full Year Results 2005

Tomorrow, Thursday, 2 February 2006, AstraZeneca will be releasing fourth quarter and full year results 2005 at 11:OOGMT.

The analysts presentation at 13:OOGMT will be followed by a Q&A session which can be joined, live, via teleconference on the following numbers: UK: 0800 559 3282, for International: +44 (0)20 7784 1017 and for the US: 1 866 239 0750. These numbers, and details of the replay facility (available until 17:OOGMT Friday, 17 February 2006) are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com. A live webcast of the presentation will also be available on this site.

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 February 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2635 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,581,738,461.

G H R Musker
Company Secretary
3 February 2006

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 February 2006, it purchased for cancellation 1,250,000 ordinary shares of AstraZeneca PLC at a price of 2651 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,580,488,461.

G H R Musker
Company Secretary
6 February 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 February 2006, it purchased for cancellation 1,500,000 ordinary shares of AstraZeneca PLC at a price of 2653 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,997,839.

G H R Musker
Company Secretary
9 February 2006

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 February 2006, it purchased for cancellation 525,000 ordinary shares of AstraZeneca PLC at a price of 2655 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,473,356.

G H R Musker
Company Secretary
10 February 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 February 2006, it purchased for cancellation 850,000 ordinary shares of AstraZeneca PLC at a price of 2643 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,577,623,356.

G H R Musker
Company Secretary
13 February 2006

Item 7

AstraZeneca Decides to Withdraw Exanta™

Patients must not stop taking their tablets without speaking to their doctor.

AstraZeneca today announced that the company has decided to withdraw the anticoagulant Exanta™ (melagatran/ximelagatran) from the market and terminate its development. AstraZeneca estimates that approximately 400 patients are currently being prescribed the drug for short-term prevention of venous thromboembolism (VTE) following orthopaedic surgery (OS). Two ongoing Exanta clinical trials will be discontinued and Exanta-treated patients switched to other treatments. It is important that patients do not stop Exanta treatment without consulting their doctor. Regulatory files in OS and other indications in the US, Europe and elsewhere will now be withdrawn.

The withdrawal of Exanta has been triggered by new patient safety data (an adverse event report of serious liver injury) in the EXTEND clinical trial. The trial examines use of Exanta in extended VTE prophylaxis in OS up to 35 days postoperatively, and so involves a longer duration of therapy than currently approved for marketing. Liver findings have previously been observed during clinical trials of chronic use as referred to in the prescribing information. This new patient report indicates a potential risk of severe liver injury, with an observation of rapid onset of signs and symptoms in the weeks following the end of the 35 days treatment. This specific observation has not previously been made in relation to Exanta and indicates that regular liver function monitoring may not mitigate the possible risk. While there is no evidence of a risk of liver injury with approved use up to 11 days, any unapproved use beyond 11 days is a concern. Therefore, in the interests of patient safety, AstraZeneca is taking the precautionary measure of withdrawing Exanta. AstraZeneca has informed regulatory authorities of its decision to withdraw Exanta and is now communicating with all prescribers and healthcare professionals to advise them that no new patients should be started on Exanta.

For patients currently taking Exanta, doctors should consider changing treatment to an alternative anticoagulant while taking account of individual patient circumstances and ensuring uninterrupted anticoagulation. The small number of current Exanta patients should be contacted by their doctor and reviewed promptly to avoid any unplanned discontinuation of therapy. AstraZeneca will maintain the supply of Exanta for a short period to allow doctors to manage patients during this transition.

David Brennan, Chief Executive Officer, AstraZeneca PLC commented: “We have decided to take this precautionary action in the interests of patient safety. There are a number of alternative options for short-term post-operative anticoagulation following orthopaedic surgery. We would like to recognise the involvement of doctors, patients and scientists and their commitment to the development of Exanta over the past years. Thrombosis is one of the greatest threats to human health and represents a significant public health burden. AstraZeneca remains committed to the discovery and development of new medicines in this area to help improve patients’ lives.”

14 February 2006

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034

Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084

Jonathan Hunt, Tel: +44 (0) 207 304 5087

Ed Seage, Tel: +1 302 886 4065

Jorgen Winroth, Tel + 1 212 579 0506

Notes to editors:

* Also known as Exarta™ in Italy and Sweden

•	Exanta is marketed for up to 11 day use in prevention of venous thromboembolic events (VTE) in patients undergoing elective hip or knee replacement surgery.
•	Countries where Exanta is marketed are Germany, Portugal, Sweden, Finland, Norway, Iceland, Austria, Denmark, France, Switzerland, Argentina and Brazil.
•	Countries where Exanta is approved but not marketed are Belgium, Spain, The Netherlands, Luxembourg, Greece, Indonesia, Hong Kong, Italy, Russia and Ukraine.
•	In 2005 total sales of Exanta were $575,000
•	The development of AZD0837, which has the same mode of action as Exanta but is chemically different, will continue as planned.
•	For patient and physician enquiries AstraZeneca contact details, by country, are available on the www.exanta.com website

      -Ends-

Item 8

AstraZeneca Files Notice Of Appeal For Patent Infringement On Toprol-XL®

AstraZeneca announced today that is has filed a Notice with the US District Court for the Eastern District of Missouri of its appeal to the Court of Appeals for the Federal Circuit of the January 17, 2006 decision by Judge Rodney Sippel declaring US compound patent Number 5,081,154 and composition patent Number 5,001,161 covering TOPROL XL (metoprolol succinate) extended release tablets invalid and unenforceable.

The Company maintains that both patents, which are due to expire on September 17th 2007, are valid and enforceable.

16 February 2006

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034

Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084

Jonathan Hunt, Tel: +44 (0) 207 304 5087

Ed Seage, Tel: +1 302 886 4065

Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 February 2006, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2595 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,577,126,519.

G H R Musker
Company Secretary
17 February 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 February 2006, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2587 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,630,619.

G H R Musker
Company Secretary
22 February 2006

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 February 2006, it purchased for cancellation 275,000 ordinary shares of AstraZeneca PLC at a price of 2600 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,358,294.

G H R Musker
Company Secretary
23 February 2006

Item 12

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report, Annual Review and Corporate Responsibility Summary Report for 2005. Copies are available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker
Company Secretary
28 February 2006

Item 13

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 February 2006, the following Directors acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC. The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2005 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2639 pence per share. The individuals will become beneficially entitled to these shares on 24 February 2009.

	Number of shares	Total interest in shares	Percentage of shares
Name	allocated	after this allocation	in issue

J R Symonds	7,534	66,784	0.004%

J S Patterson	6,623	49,071	0.003%

G H R Musker
Company Secretary
28 February 2006

Item 14

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 February 2006, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC. The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2005 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2639 pence per share. The individuals will become beneficially entitled to these shares on 24 February 2009.

Number
of shares
Name	allocated

B Angelici	2,448

A Bloxham	1,590

J Lundberg	2,059

M Nicklasson	2,074

B Thorpe	1,869

G H R Musker
Company Secretary
28 February